Exhibit 99.1

SINOVAC Announces Nasdaq Hearings Panel Grants Continued Listing

BEIJING, January 22, 2026 – Sinovac Biotech Ltd. (Nasdaq: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that the Nasdaq Hearings Panel (the “Panel”) has granted the Company’s request to continue its listing on The Nasdaq Stock Market, subject to stated conditions focused on timely completion of its financial audit and remediation of filing delinquencies.

Under the Panel’s decision, Sinovac must, on or before May 11, 2026, demonstrate compliance with Nasdaq Listing Rule 5250(c)(1) and Listing Rule 5250(c)(2) by completing filings of its annual report for the year ended December 31, 2024 on Form 20-F and an interim balance sheet and income statement as of the end of its second quarter of year 2025 on Form 6-K.

As disclosed on January 4, 2026, the Company has engaged Zhonghua Certified Public Accountants LLP (“Zhonghua”) as its independent registered public accounting firm. SINOVAC is working diligently with Zhonghua to complete the required audit and to regain compliance with its filing obligations by May 11, 2026.

The Company remains committed to completing the requisite audit procedures and regulatory filings as expeditiously as practicable and to maintaining compliance with applicable U.S. Securities and Exchange Commission and Nasdaq requirements.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based global biopharmaceutical company, with a mission of “supply vaccines to eliminate human diseases”, the company specializes in the research, development, manufacturing and commercialization of vaccines and related biological products that protect against human infectious diseases.

The company’s diversified portfolio includes vaccines for influenza, viral hepatitis, varicella, Hand-Foot-Mouth disease (HFMD), poliomyelitis, pneumococcal disease, etc., of which 3 vaccines have been prequalified by WHO, including inactivated hepatitis A vaccine Healive®, Sabin-strain inactivated polio vaccine (sIPV), and varicella vaccine.

SINOVAC has a leading edge in developing vaccines to combat infectious disease outbreaks and was among the first to initiate R&D during major public health emergencies, including SARS, H5N1, H1N1, and COVID-19. The company developed the world’s first inactivated SARS vaccine (Phase I completed), China’s first H5N1 influenza vaccine (Panflu®), the world’s first H1N1 influenza vaccine (Panflu.1®), and CoronaVac®, the most widely used inactivated COVID-19 vaccine globally.

Beyond its marketed portfolio, the company is advancing a robust pipeline that includes combination vaccines, recombinant protein vaccines and next-generation platforms such as mRNA technologies and antibodies.

With a long-standing commitment to innovation and global health, SINOVAC is expanding its global footprint by strengthening partnerships with research institutions, international organizations, and local partners. Through broader market presence, technological cooperation, and localized production, the company aims to accelerate vaccine development and supply, enhance regional access to high-quality products, and better address unmet medical needs while improving preparedness for future pandemics.

For more information, please see the Company’s website at www.sinovac.com.

Contacts

Investor and Media Contact

Sinovac Biotech Ltd.

Email: ir@sinovac.com